November 10, 2005


By facsimile to (212) 698-3899 and U.S. Mail


Mr. John M. Engquist
President and Chief Executive Officer
H&E Equipment Services, Inc.
11100 Mead Road, Suite 200
Baton Rouge, LA 70816

Re:	H&E Equipment Services, Inc.
	Registration Statement on Form S-1
	Filed October 14, 2005
File No. 333-128996

H&E Equipment Services LLC
Form 10-K year ended December 31, 2004
Forms 10-Q periods ended March 31, 2005 and June 30, 2005

Dear Mr. Engquist:

	We reviewed the captioned filings and have the comments below.
Our page references below are to the courtesy copy of the registration statement.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.
1. We note that non-Rule 430A information is omitted throughout the
S-1. To the extent practicable, complete the information before you amend the S-1.

2. If you intend to include artwork in the registration statement, submit the artwork for our review before the registration statement`s effectiveness. For any artwork included in the registration statement:

* Ensure that the artwork does not serve as a substitute for or as a supplement to the prospectus` summary and business sections.

* Ensure that any graphical presentation and accompanying text provide a balanced view of H&E Equipment Services and its business.

Outside Front Cover Page

3. We note that you omit an estimated price range for the
offering.
You may omit an estimated price range in the first amendment, provided you give us adequate time to review the registration statement with the estimated price range in it before requesting acceleration of the registration statement`s effectiveness. We consider estimated price ranges of up to $2.00 if under $20.00 or 10%
if over $20.00 to be a good faith estimate for purposes of requirements under the Securities Act. Further, confirm that you will include an estimated price range in the form of preliminary prospectus distributed to prospective purchasers. See Item 501(b)(3)
of Regulation S-K and the item`s instructions.

Industry and Market Data; Non-GAAP Financial Measures; Trademarks, page i

4. Move the paragraphs regarding industry and market data, non-
GAAP
financial measures and trademarks so that they follow the summary and risk factors sections. See Item 502 of Regulation S-K and section IV.B. of Release No. 33-7497.

Non-GAAP Financial Measures, page i

5. We note your use of non-GAAP financial measures. We have the following comments:

* Please describe how you use EBITDA to evaluate performance of your operating segments given your disclosures in Note 18 that your segment measure is gross profit.

* You describe the limitations associated with the use of the non-GAAP measure EBITDA as a cash flow and liquidity measure; however, you indicate you use it as a performance measure. Revise your discussions to address the material limitations associated with the use of your non-GAAP financial measure, consistent with how you use such measure. As such, you should describe the material limitations associated with any performance measure that does not include interest, taxes, depreciation and amortization.

* Discuss the manner in which you compensate for these limitations when using the non-GAAP financial measure.

Refer to Question 8 of the Frequently Asked Questions Regarding the
Use of Non-GAAP Financial Measures, dated June 13, 2003, available at www.sec.gov.

Summary, page 1

6. Disclosure in the Summary and Business sections that the regions in which H&E Equipment Services operates "are minimally impacted by seasonality" appears inconsistent with disclosure in the seventh risk factor and elsewhere that H&E Equipment Services` sales and rental activity tends to be lower in the winter. Please reconcile the disclosures.

Risk Factors, page 12

7. This section`s first paragraph states that "Additional risks and uncertainties not presently known to us or that are currently deemed immaterial may also impair our business, financial condition and operating results." Since H&E Equipment Services must disclose all risks that it believes are material, delete this sentence.

8. Include in each risk factor`s discussion information necessary to assess the risk, including its magnitude. For example:

* The second risk factor states that H&E Equipment Services will require a significant amount of cash to service its indebtedness. Quantify the amount of cash that H&E Equipment Services will require to service its indebtedness on a during the next 12 months.

* The fourth risk factor states that H&E Equipment Services is subject to a court`s judgment that could have an adverse effect on its business. Update the disclosure to discuss the consequences or effects of the denial of H&E Equipment Services` appeal by the Court of Appeals of North Carolina on October 18, 2005.

* The tenth risk factor states that H&E Equipment Services` rental fleet is subject to residual value risk upon disposition. Include quantitative data, if available, that illustrate H&E Equipment Services` experience in disposing of its rental fleet in order to convey the importance of this risk. As you have identified this as a material risk, it seems appropriate that you should elaborate upon it and the impact it has and is likely to have on your financial condition and results of operations in MD&A as well.

9. Since the financial statements of H&E LLC are included in the registration statement, provide risk factor disclosure about the ineffectiveness of the disclosure controls and procedures of H&E LLC as of December 31, 2004, if you believe any material risk to new investors results therefrom. We note the disclosure in the thirtieth risk factor about H&E Equipment Services` internal controls on a prospective basis.

10. We note your disclosure in the risk factor entitled "We are subject to a court`s judgment that could have an adverse effect on our business" on page 14, in note 14 on page F-27 and elsewhere in the prospectus that "while we are appealing this judgment, we believe that even if there is a reduction in the amount of damages awarded to the plaintiff on appeal, the judgment could have an adverse effect on our business." We understand that you have already accrued $17.4M for the loss, and that you have posted a letter of credit in connection with the appeal. Please elaborate on how the judgment, or any reduced judgment, could have an adverse effect on your business, here and elsewhere in the document where similar disclosure appears.

11. In the risk factor entitled "Our new equipment suppliers may appoint additional distributors . . .", please clarify the nature of the "exclusive responsibility" you have for selected markets, given that you also state that the manufacturers retain the right to appoint additional dealers and sell directly to national accounts and governmental agencies.

12. Ensure that each risk you include describes a meaningful,
material risk.   Speculative disclosure about any risk that could
possibly materialize is not helpful to investors. For example, the disclosure under "Our rental fleet is subject to residual value risk upon disposition" on page 16 does not seem to present a material risk given that you disclose on page 62 that for 2004, you sold used equipment from your rental fleet at an average selling price of 130.3% of book value. Similarly, we question whether disclosure under "We could be adversely affected by environmental and safety requirements . . ." on page 19 is really a material risk given disclosure on page 68 that you "do not expect to incur material capital expenditures for environmental controls or compliance." Please remove these items as risk factors or revise them to clarify why they present a meaningful risk. Review and revise as necessary other risk factors to comply with this comment.

Dilution, page 27

13. We note that the comparative table excludes shares issuable upon exercise of options that H&E Equipment Services expects to grant under its proposed stock incentive plan. The requirement for including shares subject to options in the comparative table pertains also to any shares that directors, officers, promoters, and affiliated persons "have the right to acquire." See Item 506 of Regulation S-K. Revise so that the table includes all shares that directors, officers, promoters, and affiliated persons have the right to acquire. We note the disclosure in the first full paragraph on page 79.

Unaudited Pro Forma Consolidated Financial Data, page 28

14. Clarify in the headnotes to your pro forma consolidated
financial
data that the pro forma results for the year ended December 31,
2004
was materially impacted by Eagle LLC`s $13.5 million gain on debt restructuring and that future results will not reflect such material nonrecurring charges.

15. Clarify in the headnotes to your pro forma consolidated financial data the ownership interests in Eagle held by Mr. Bagley, your Chairman, and Mr. Sharp, one of your executives.

16. Please remove your non-GAAP financial measures and other data from the face of your pro forma financial information on pages 31-32.
Refer to Item 10(e)(ii)(D) of Regulation S-K and Rule 11-02 of
Regulation S-X.

17. We note your pro forma condensed statement of operations does not disclose income (loss) from continuing operations before nonrecurring charges or credits directly attributable to the transaction. In this regard, please revise your pro forma financials to present such a line item and highlight that the one-time payment of approximately $8.0 million to the affiliates of BRS as described in note (5) on page 33 has not been included in these pro forma condensed statement of operations. Refer to Rule 11-02(b)(5) of Regulation S-X.

Note (10) to the Unaudited Pro Forma Condensed Combined Statements of
Operations

18. We note that Eagle High Reach Equipment, Inc. has historically elected under the Internal Revenue Code to be taxed as an "S"
Corporation. Expand your disclosure to address whether the Company can/will continue to make this election and if not, what impact it will have on its current and future income tax provisions.

Note (2) to the Unaudited Pro Forma Condensed Combined Balance
Sheet
and Note (15) to the Unaudited Pro Forma Condensed Combined
Statements of Operations

19. We note, as indicated on page F-67, the minority interest reflected on Eagle High Reach Equipment`s balance sheet and statement of operations results from its 50% ownership interest in Eagle LLC which it consolidates in accordance with FIN 46R. Revise your disclosure to clarify how your acquisition of Eagle High Reach eliminates its minority interest related to Eagle LLC. Specifically address how you applied the guidance set forth in FIN 46R.

20. Please describe the factors that contributed to a purchase price that resulted in the recognition of goodwill. Refer to paragraph
51b
of SFAS 141.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 38

21. For any credit facility or other financial instrument that requires H&E Equipment Services to satisfy specified financial ratios and tests, state what the limits of all material financial ratios and tests are. Also indicate whether H&E Equipment Services is in compliance with them. We note the disclosure in the third risk factor.

22. The information in the table regarding the types of rental equipment units you have and the percentages of total units that each type of unit comprises is not consistent with similar disclosure on page 61 in the Business section. Please reconcile.

Critical Accounting Policies, page 43

23. We note your rental equipment makes up approximately 60% of your total assets at December 31, 2004. Given the significance of these assets, we believe that it is appropriate to include a discussion of your accounting for these assets within Critical Accounting Policies.
Please provide a sensitivity analysis such that a reader would understand the impact of a 5-year change in useful life for each category of equipment as well as a 5% change in salvage value on your results of operations.

Business, page 60

24. Disclosure in the first full paragraph on page 65 indicates that
H&E Equipment Services` customer relationship management system is currently being implemented. State the known or estimated completion date for the implementation.

25. Your risk factor on page 16 entitled "Our new equipment suppliers may appoint additional distributors . . ." suggests that your distribution agreements with OEMs typically give you "exclusive" responsibility for selected markets. Please elaborate on the material terms of your typical agreements in this section. For example, you should discuss the exclusive nature of those contracts and clarify the limitations on exclusivity that are suggested by the risk factor. Also disclose whether the contracts are for any particular term and that the contracts can generally be terminated by the suppliers without cause. If you are substantially dependent upon any particular contract, please file it as an exhibit to the registration statement.

26. Expand the disclosure under "Competition" on page 68 to address these items:

* If H&E Equipment Services knows or has reason to know that one or a small number of competitors is dominant in the industry, identify the competitors.

* If negative factors pertaining to H&E Equipment Services` competitive position exist, explain the factors if they are known or reasonably available to H&E Equipment Services.

See Item 101(c)(1)(x) of Regulation S-K.

Management, page 72

27. In the biographical paragraph of Mr. Bradley W. Barber, describe briefly his business experience during the past five years. See
Item
401(e)(1) of Regulation S-K.

28. Disclosures under "Committees of Our Board of Directors" indicate that:

* The board of directors will nominate a third director to the audit committee.

* The board of directors will nominate a third director to the compensation committee.

* The board of directors will designate a corporate governance and nominating committee that will consist of three members.

Specify when the board of directors will take these actions.

29. Expand the disclosure in the third paragraph under "Deferred
Compensation Plans" on page 79 to identify the persons to whom the compensation is owed.

Stock Incentive Plan, page 77

30. As indicated in the last paragraph of this section, we note that you intend to grant options to your employees in connection with the consummation of this offering. Disclose the exercise price of the options to be granted to employees and address whether or not the exercise price will be less than the IPO price of the common shares being offered. In the event that the exercise price is anticipated to be less than the IPO price, expand your disclosures to address any material stock compensation costs herein and in the pro forma financial statements.

31. Please file the stock incentive plan as an exhibit to the registration statement.

Principal Stockholders, page 80

32. Please identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by each of the BRS entities. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov, and revise appropriately.

33. The information in the tables presented in this section seems to depict the beneficial ownership of units of H&E Holdings, as H&E Equipment`s financial statements suggest that all of its outstanding units were converted in 2002 and it is now wholly-owned by H&E Holdings. For clarity, please amend the heading of these tables to indicate that they depict ownership of H&E Holdings` units.
Please
also update the table to include information as of the most recent practicable date.


Related Party Transactions, page 83

34. Expand the disclosure in the last sentence under "Management
Agreement and Transaction Fees" on page 84 to specify the dollar amount of accrued management fees and expenses.

35. Expand the disclosure in the first full paragraph on page 88 to specify the commission received by Perkins-McKenzie Insurance Agency,
Inc. based upon the premiums paid by H&E Equipment Services in 2002,
2003, and 2004. Alternatively, tell us why the disclosure is not required by Item 404 of Regulation S-K.

Description of Capital Stock, page 89

36. Expand the disclosure under "Preferred Stock" on page 89 to indicate whether the board of directors has any intent to authorize shares of preferred stock.

Description of Indebtedness, page 93

37. Describe in detail the amended senior secured credit facility`s financial covenants. Alternatively, cross reference to disclosure in
MD&A.

Shares Eligible for Future Sale, page 96

38. Confirm that there are no agreements or understandings between the underwriters and any of the persons subject to the lock-up agreement to permit those persons to resell their shares before the lock-up period`s expiration. Also describe briefly the factors that the underwriters would consider in determining whether to consent to the sale of shares by those persons before the lock-up period`s expiration.

Underwriting, page 101

39. We note disclosure of a directed share program on page 102.
Indicate the amount of shares reserved for the program, and provide us a copy of the materials that you sent or plan to send to directed share program participants.

* We note the disclosure in the last paragraph on page 103.
Identify
any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares. Describe their procedures to us or confirm that our Office of Chief Counsel has reviewed the procedures without objection.

40. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to the comment immediately above, supplement promptly your response to identify those members and provide us a similar description of their procedures. Also include a brief description of any electronic distribution in the prospectus.

41. Tell us whether you or your underwriters have any arrangements with any third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us a copy of any written agreement. Also provide us copies of all information concerning the issuer or the prospectus that has appeared on the third party`s website. If you enter subsequently into any such arrangement, supplement promptly your response.

Where You Can Find More Information, page 105

42. Delete the language that statements contained in the prospectus about the contents of any agreement or other document "are not necessarily complete" and are "qualified in all respects." Rule 411(a) of Regulation C under the Securities Act allows qualification of information inside the prospectus by reference to information outside the prospectus only to the extent that the form explicitly permits it or where the form requires a summary of the document. If you retain the language that statements "are not necessarily complete," disclose that all material provisions of the agreement or other document are discussed in the prospectus.

H&E Equipment Services LLC December 31, 2004 Financial Statements

(2) Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

43. We note other revenues consist primarily of billings to customers for rental equipment delivery and damage waiver charges. Please expand your disclosures to clarify how you recognize such other revenues. In this regard, we also note your disclosure on page 40 that you recognize revenue for support services at the time you generate an invoice for such services. Confirm that the invoice would only be generated after the services have been provided; otherwise tell us how your accounting is appropriate under generally accepted accounting principles.

44. You indicate on page 40 that you acquire a portion of your used equipment for your Used Equipment Sales Segment through trade-ins from your equipment customers. Please expand your disclosures to address your obligations under any trade-in agreements you may have and how you account for trade-ins. Refer to EITF 00-24 and FIN 45 and address any other literature you relied on.

Rental Equipment, page F-9

45. You state that your rental fleet is held for sale at all times and is not transferred to inventory held for sale prior to disposal.
Please clarify for readers whether this statement means that you follow the held for sale model or held for use model of SFAS 144.
Refer to paragraphs 25-26 and 47-48 of SFAS 144.

Recent Accounting Pronouncements, page F-13

46. Please clarify for readers when you expect to adopt SFAS 123R, and explain how you determined that its adoption is not expected to have any impact on your reported results of operations given the Stock Incentive Plan you intend to implement prior to the consummation of the offering, as discussed on pages 77-79.

Eagle High Reach Equipment, Inc. Financial Statements

Independent Auditor`s Report, page F-61

47. Please revise the audit report to identify the city and state where issued, in accordance with Rule 2-02(a)(3) of Regulation S-
X.

Note 2 - Restructuring - Debt Resolution Agreement and Note 4 -
Revolving Note Payable

48. You indicate that the Company estimated that the fair value of the 50% interest in Eagle LLC was $8.8 million. Clarify why, then, as a result of the sale of the ownership of Eagle LLC to SBN, the company transferred $4,986,873 to minority interest. Specifically address how you determined the fair value of Eagle LLC and what the
$4,986,873 represents. With regard to the fair value of Eagle LLC, help us to understand how the fair value of Eagle LLC relates to the
$53 million estimated purchase price to be paid by H&E Equipment Services for Eagle High Reach Equipment, Inc. (Eagle). In this regard, we note that as a result of the Debt Resolution Agreement, Eagle transferred its principle operating assets and liabilities, including operating leases to Eagle LLC and then transferred 50% ownership of Eagle LLC to retire certain of its debt obligations.

49. Clarify what the $3,813,126 restructuring charge recorded directly to retained earnings represents. Your Consolidated Statement of Stockholders` Equity (Deficit) refers to Note 2. However, it appears that this charge may also relate to the settlement of the $4,113,457 note receivable due from a major stockholder.

50. Reconcile your disclosures in Notes 2 and 4 with regard to the $21,000,000 borrowings under the line of credit from the Lender, the related payment of the $21,000,000 to Summitbridge, the transfer of
50% of Eagle LLC to Summitbridge, and the $13 million forgiveness of debt to your Statement of Cash Flows which reflects $40,611,400 cash payments on the revolving notes payable during the year ended June 30, 2005 and $41,462,775 cash proceeds from borrowings on revolving notes payable. These fiscal year 2005 cash payments and proceeds do not appear to agree to your footnote disclosures. Please clarify and ensure that only the cash portion of your financing activities is included in your cash flows from financing activities within your statement of cash flows.

Note 14 - Prior Period Adjustments, page F-80

51. Expand your disclosures regarding your June 30, 2004 adjustments to better clarify the nature of the adjustments that were necessary.
In this regard, clarify what you mean by "...the Company incorrectly presented rental fleet write down, property tax and sales tax expense and other administrative expenses on its rental fleet equipment and write down of inventories in the consolidated statement of operations."

Exhibits

52. We note that you intend to file by amendment numerous exhibits, including the underwriting agreement and the legality opinion. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement`s effectiveness.

Exhibit 10.1

53. Absent an order granting confidential treatment, Item
601(b)(10)
of Regulation S-K requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file all of the exhibit`s attachments, revise to file all of the exhibit`s attachments.


Undertakings, page II-7

54. Provide the undertaking specified by Item 512(f) of Regulation
S-
K.

Signatures

55. H&E Equipment Services` controller or principal accounting officer also must sign the registration statement. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must specify each capacity in which he signs the registration statement. See the instructions for signatures on Form
S-1, and revise.

Form 10-K for the year ended December 31, 2004 and Forms 10-Q for the periods ended March 31, 2005 and June 30, 2005

Item 9A and 4. Controls and Procedures

56. You state that there were no significant changes in your internal controls over financial reporting that occurred during the fiscal year ended December 31, 2004 and the quarters ended March 31, 2005 and June 30, 2005 that have materially affected, or are reasonably likely to materially affect the Company`s internal control over financial reporting. If true, please confirm in your response that there have been no changes in your internal control over financial reporting that occurred during the period covered by your report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to
Item 308(c) of Regulation S-K. Revise your disclosures in future filings accordingly.

Closing

	File an amendment to the S-1 in response to the comments. To expedite our review, H&E Equipment Services may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments.
If
H&E Equipment Services thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since H&E Equipment Services and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If H&E Equipment Services requests acceleration of the registration statement`s effectiveness, H&E Equipment Services should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve H&E Equipment Services from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* H&E Equipment Services may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that H&E Equipment Services provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Jenn Do, Staff Accountant, at (202) 551-3743 or Jeanne K. Baker, Assistant Chief Accountant, at (202) 551-3691. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3760.
Very truly yours,


Pamela A. Long

Assistant Director

cc:	Bonnie A. Barsamian, Esq.
	Dechert LLP
	30 Rockefeller Plaza, 23rd Floor
	New York, NY 10112

	Kirk A. Davenport, Esq.
	Dennis Lamont, Esq.
	Latham & Watkins LLP
	885 Third Avenue, Suite 1000
	New York, NY 10022



Mr. John M. Engquist
November 10, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE